Exhibit 99.1 Press release

Quarterhill Announces U.S. Delisting and Deregistration

Kitchener, Canada – December 3, 2019 – Quarterhill Inc. (“Quarterhill” or “the Company”) (TSX: QTRH) (NASDAQ: QTRH) today announced that its Board of Directors has approved the delisting of Quarterhill’s common shares (the “Common Shares”) from the Nasdaq Global Select Market (the “Nasdaq”). On December 3, 2019, Quarterhill notified the Nasdaq of its intention to file a Form 25 with the United States Securities and Exchange Commission (the “SEC”) on or about December 13, 2019 to effect the voluntary delisting of the Common Shares from the Nasdaq. Thereafter, on or about December 23, 2019, Quarterhill intends to file a Form 15 with the SEC to terminate the registration of the Common Shares in the United States and suspend Quarterhill’s reporting obligations under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Quarterhill and its Board of Directors have made the decision to delist the Common Shares from the Nasdaq and to terminate registration under the Exchange Act following their review and careful consideration of the significant administrative burden and costs of being a United States reporting company. The savings to be derived from this change are expected to be financially meaningful to Quarterhill and may exceed CDN$1,000,000 in 2020 and following years, thus reflecting Quarterhill’s continued disciplined focus on managing costs for the benefit of its business and shareholders.

Despite this change, Quarterhill will continue to comply with all of its Canadian continuous disclosure and corporate governance obligations and the Common Shares will continue to be listed and traded (including by US shareholders) on the Toronto Stock Exchange, which has been the most active venue for trading and liquidity of the Common Shares, and hosts some of Quarterhill’s largest and most well-known peer companies in the M&A aggregation sector.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s February 28, 2019 annual information form for the year ended December 31, 2018 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com and as part of Quarterhill’s Form 40-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-

Press release

looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

For media and investor inquiries, please contact:

Dave Mason
Investor Relations
T : 613.688.1693
E : ir@quarterhill.com

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